EXHIBIT 99.1

Bezeq The Israel Telecommunications Corporation Ltd.

(the “Company”)

To	To
Tel Aviv Stock Exchange Ltd.	Israel Securities Authority

Re: Conclusion of investigation of the Securities Authority and the Israel Police

Further to the Company’s immediate report of February 18, 2018 (and an immediate supplementary report to that report dated February 20, 2018) regarding a joint announcement by the Securities Authority and the Israel Police that a new joint investigation had been opened by the two entities (termed the “Case 4000” investigation), immediate notification is hereby provided that on December 2, 2018, a spokesperson for the police and the Securities Authority announced the conclusion of the investigation (the “Notice”).

According to the Notice, the investigation case is concerned primarily with the alleged suspicion of bribery, fraud and breach of trust committed by Prime Minister Benjamin Netanyahu and by Shaul Elovitch, the controlling shareholder (at the times relevant to the investigation) in the Bezeq Group and the Walla! website. With the conclusion of the investigation, the Israel Police and the Israel Securities Authority believe that there is sufficient evidence in the case to substantiate the suspicions against the main parties involved in the affair, some of whom are former officers of the Company, as follows:

Sufficient evidence was found that Shaul Elovitch (formerly a controlling shareholder and chairman of the Company’s Board of Directors) committed bribery, obstruction of justice, reporting violations under the Securities Law and offenses under the Prohibition on Money Laundering Law.

Sufficient evidence was found that Or Elovitch (a former director of the Company) and Stella Handler (the former CEO of the Company) committed corporate fraud and breach of trust, and reporting violations under the Securities Law.

Sufficient evidence was found that Amikam Shorer (a former officer in the Company) abetted bribery and committed corporate executive offenses, reporting violations under the Securities Law and offenses under the Prohibition on Money Laundering Law.

Sincerely,
Bezeq Israel Telecommunications Corporation Ltd.

The above information constitutes a short summary translation of the Report published by Bezeq. The Hebrew version was submitted by Bezeq to the relevant authorities pursuant to Israeli law, and represents the binding version and the only one having legal effect. This translation was prepared for convenience purposes only.